
05006061

Saputo

Nathalie Rolland ☎ (514) 328-3320
Fax: 514-328-3322
Courriel/E-Mail : nathalie.rolland@saputo.com


SEC MAIL
PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C.
213
SECTION

February 9, 2004

United States Security and Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

Attention : Public Reference Room

SUPPL

Saputo Inc.

Saint-Leonard (Quebec)

Canada

Tél: (514) 328-6662

www.saputo.com

Re : Saputo inc., File Number 82-34670

Dear Sir/Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our third quarter interim report which ended December 31, 2004, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory, we remain,

Yours truly,


PROCESSED
MAR 03 2005
THOMSON
FINANCIAL

Nathalie Rolland
Attorney

NR/km
Encl.

S:\Contentieux\SAPUTO INC\S E C\Security Commission Let 2005 02 09.doc


1954
Saputo
2004
50

FISCAL 2005



3

Third *Quarter*

Message to Shareholders

We are pleased to present the results for the third quarter of fiscal 2005, which ended December 31, 2004.

Net earnings totalled $58.3 million, up 16.6% compared to the same period last year. This increase is mainly due to our Canadian operations which showed positive volume growth. During the quarter, the Company benefited from a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, thus increasing net earnings by $3.5 million. Notwithstanding the tax adjustment, net earnings increased by 9.6% over last year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) increased by 1.5% or $1.4 million to $96.5 million, compared to the same period one year earlier. The increase is attributed mostly to our Canadian and Other Dairy Products Sector, as a result of increased volumes from our Canadian operations and the positive contribution from our activities in Argentina. Our US Dairy Products Sector EBITDA decreased compared to the same period one year earlier, due mainly to a less favourable relationship between the average selling price per pound of cheese and the cost of milk as raw material, as well as the appreciation of the Canadian dollar. Our Grocery Products Sector EBITDA decreased compared to the same period one year earlier.

Revenues increased by 5.6% to $942.2 million compared to $892.0 million posted one year earlier. Increased sales volumes in our Canadian and Other Dairy Products Sector were the driving factors behind the increase. Revenues from our US Dairy Products Sector decreased mainly due to the appreciation of the Canadian dollar which eroded $22 million in revenues compared to the same period last year. Revenues from our Grocery Products Sector decreased compared to the same period one year earlier.

Outlook

At the outset of the fiscal year, each of the Company's divisions sets a number of growth objectives. These objectives are itemized in the Company's annual report and are reviewed throughout the fiscal year.

In Canada, we are continuing the integration of our former Cheese (Canada) and Milk divisions into one single unit, namely the Dairy Products Division (Canada), in order to adopt a global and unified approach to our Canadian cheese and milk operations. Our cheese and milk activities' sales volumes continue to progress. We foresee excellent growth opportunities in those two fields of activities, especially in specialty cheeses and value-added products. Our ongoing program to install vending-machines to sell single-serve flavoured milk is a good example. Promotional activities conducted to support our brands, as well as the launch of new products, complement the organic growth that we are experiencing in Canada. We will continue to work in that direction during the next quarters.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

During the last two quarters, we indicated that our fluid milk activities would not generate the savings expected from the rationalization program that we set in motion in fiscal 2004. During the third quarter of the current fiscal year, we increased the performance of our Canadian milk operations to a higher level compared to last year and started to generate savings from our rationalization program. We continue to work actively towards realizing these savings in the course of fiscal 2005, which should be slightly lower than those previously expected.

In Argentina, we are continuing our integration efforts focusing on Saputo's systems and values. During the first three quarters of the current fiscal year, our activities in that country benefited from investments in capital expenditures which will allow us to serve both the national and international markets. The investment program includes, among other things, the installation of new technologies and equipment that will allow us to extend our product offering and should be completed by March 31, 2005. We are already noticing improved performance in Argentina, and we will pursue our efforts in that direction.

In the United States, we faced difficult market conditions during the third quarter. The selling price per pound of cheese experienced two significant decreases of US$0.21 (13%) and US$0.53 (27%) in mid-October and mid-December, respectively. These volatile conditions impacted our sales volumes, preventing us from showing an increase in the quarter. Since the beginning of the fiscal year, our sales volumes in the United States are 1.9% lower compared to last year. We will apply all efforts in order to recover from this decrease in volumes as well as generate a slight organic growth. Through different promotional efforts, we continue to support our brands, especially in the snack cheese category and for cheeses used in salad dressings.

As for our Bakery Division, we continue to be on the lookout for the latest consumer trends. As such, our research and development efforts are focused, among other things, on the reduction of trans-fat content in some of our products, which could be introduced in the market in the very near future. We also created some new products aimed at non-retail segments that we intend to present to the market shortly. We are looking into different alternatives that would ensure a better penetration of our products outside Québec. Finally, we announced to our customers that the price of our products will increase, effective February 7.

We still have the same objective of becoming a world-class dairy processor. To achieve this goal, we are currently analyzing various acquisition opportunities, in the Americas as well as at the international level.

Dividends

The Board of Directors declared a dividend of $0.15 per share, payable on March 4, 2005 to shareholders of record on February 18, 2005. This dividend relates to the quarter ended December 31, 2004.

Management's Analysis

The goal of this management report is to analyze the quarter ended December 31, 2004. It should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2004, as well as the Company's management report for the same period. This report takes into account every material element to be considered between December 31, 2004 and February 3, 2005, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies that contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements.

Operating Results

Consolidated revenues for the third quarter ended December 31, 2004, totalled $942.2 million, an increase of 5.6% or $50.2 million over the same period last year. The increase is attributed to our Canadian and Other Dairy Products Sector, which increased revenues by approximately $61 million. Increased sales volumes in our Canadian operations and the contribution to revenues by our activities in Argentina accounted for the majority of the revenue increase. Revenues from our US Dairy Products Sector decreased by $7.7 million, due to the appreciation of the Canadian dollar compared to the same period last year, which eroded $22 million in revenues. The higher average selling price per pound of cheese in the third quarter compared to the same period last year generated approximately $14 million in additional revenues. The Grocery Products Sector showed a $3.5 million decrease in revenues.

For the nine-month period ended December 31, 2004, revenues increased by $342.0 million to $2.966 billion, an increase of 13.0%. Increased sales volumes generated by our Canadian operations, the contribution to revenues by our operations in Argentina and the positive effects on revenues enjoyed by our US Dairy Products Sector resulting from a higher average selling price per pound of cheese were the major factors accounting for the revenue increase.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA) for the third quarter totalled $96.5 million, an increase of 1.5% over the $95.1 million for the same period last year. The increase stems from our Canadian and Other Dairy Products Sector, which increased EBITDA by $8.9 million. Increased sales volumes and improved processes by our Canadian operations, along with a positive contribution to EBITDA from our Argentina operations were responsible for the EBITDA increase in the Canadian and Other Dairy Products Sector. Our US Dairy Products Sector EBITDA decreased by $6.2 million. Even though the overall average selling price per pound of cheese was higher this quarter compared to the same period last year, the US Dairy Products Sector was affected by a less favourable relationship between the average selling price per pound of cheese and the cost of milk as raw material in the quarter compared to the same period last year. The US Dairy Products Sector was also affected by the appreciation of the Canadian dollar. The remaining decrease in EBITDA of $1.3 million stems from our Grocery Products Sector.

For the nine-month period ended December 31, 2004, EBITDA increased by $7.8 million, or 2.6%, to $304.4 million, compared to the same period one year earlier. The current quarter is accountable for $1.4 million of this increase, while the remainder is attributed to our first quarter results.

Other Consolidated Results Items

Depreciation expense stood at $16.1 million for the third quarter of fiscal 2005, relatively stable over the same period last year. Since the beginning of the year, the depreciation expense increased by $0.7 million compared to the previous year. The increase is primarily attributable to our operations in Argentina.

Interest expense decreased by $1.9 million for the quarter ended December 31, 2004 and decreased by $4.7 million for the nine-month period ended December 31, 2004 as compared to the same periods last year. The reduction is attributable primarily to the decrease in interest on long-term debt following repayments made over the last 12 months.

Income taxes for the quarter ended December 31, 2004 totalled $15.5 million, for an effective tax rate of 21.0%, compared to an effective tax rate of 28.8% for the same quarter last year. The reduction in the effective tax rate is explained by lower earnings generated in jurisdictions with higher tax rates and a one-time tax reduction of $3.5 million to adjust future tax balances due to a reduction in US tax rates.

Net earnings totalled $58.3 million for the quarter, an increase of $8.3 million or 16.6% over the same period last year. For the nine-month period ended December 31, 2004, net earnings increased by $18.1 million, or 11.7%, to $172.4 million compared to the same period one year earlier. These results reflect the various factors analyzed above.

Cash and Financial Resources

For the three-month period ended December 31, 2004, **cash generated before changes in non-cash working capital items** amounted to $73.6 million compared to $71.9 million for the same period last year. Since the beginning of the fiscal year, this figure amounted to $227.2 million, representing an increase of 6.7% over the same period last year. Non-cash operating working capital items generated $7.7 million in the third quarter, an increase of $16.3 million compared to the previous year. For the nine-month period, non-cash operating working capital items used $30.2 million compared to a usage of $0.5 million for the same period last year. The use of working capital is a result of increased inventory values in the first quarter, which has since decreased in the second and third quarters of fiscal 2005.

During the quarter, **investment activities** used $26.3 million, mainly for the addition of fixed assets. For the nine-month period ended December 31, 2004, fixed asset additions totalled $59.8 million. Our annual forecast remains unchanged at $80 million.

Financing activities for the quarter ended December 31, 2004 comprised of $19.4 million in repayment of bank loans, the issuance of shares for a cash consideration of $1.7 million as part of the Stock Option Plan, and we also paid out $15.7 million in dividends.

Since the beginning of the fiscal year, the Company repaid $49.3 million in bank loans, fully repaid $44.0 million of the Canadian long-term debt, and paid out $43.8 million in dividends.

As at December 31, 2004, our interest-bearing debt-to-equity ratio stood at 0.25. This compares favorably to the 0.30 at the end of our second quarter ended September 30, 2004 and 0.39 as at March 31, 2004.

We currently have unused bank credit facilities of nearly $205 million at our disposal that, combined with significant cash flow generated by the Company, are adequate to ensure our growth. Should the need arise, the Company can make additional financing arrangements.

Balance Sheet

With regards to the balance sheet items as at December 31, 2004, that varied significantly compared to those as at March 31, 2004, we should note a $21.7 million increase in inventory values. As mentioned in previous quarters, this rise is mainly related to our US Dairy Products Sector. The increase in inventory value of $52.2 million at the end of the first quarter of fiscal 2005 was reduced by $17.3 million in the second quarter and by an additional $13.2 million in the third quarter of the current year. The Company also fully repaid the current portion of long-term debt of approximately $44 million and reimbursed approximately $49 million in bank loans.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. Common shares are voting and participating. Preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at December 31, 2004	Issued as at January 21, 2005
Common shares	Unlimited	104,417,909	104,425,420
Preferred shares	Unlimited	None	None
Stock options issued and outstanding		4,934,128	4,926,617

Follow-up on Certain Specific Items of the Analysis
For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2004 annual report on pages 34 to 39 of the management's analysis, since there were no notable changes since the beginning of fiscal 2005.

Information by Sector

Canadian and Other Dairy Products Sector
This sector consists of our Dairy Products Division (Canada) as well as our Dairy Products Division (Argentina).

For the quarter ended December 31, 2004, revenues for the Canadian and Other Dairy Products Sector totalled $607.9 million, an increase of 11.2% from the $546.6 million for the same period last year. Of the $61 million increase in revenues compared to last year, approximately $26 million is attributed to our Dairy Products Division (Argentina). Acquired on November 28, 2003, the division fully contributed to the revenues of the current quarter, compared to a contribution of only four weeks for the same quarter last year.

In Canada, our cheese activities continue to grow in all market segments, a trend observed since the beginning of the fiscal year. As for our milk activities, they are also experiencing revenue growth in most categories. Lastly, both our cheese and milk activities in Canada generated additional revenues of approximately $13 million related to the increase in our selling price, in accordance with the increase in the cost of milk as raw material.

Since the beginning of the fiscal year, revenues for the Canadian and Other Dairy Products Sector totalled $1.839 billion, an increase of 16.0% compared to the $1.585 billion for the same period last year. The increase in revenues from our Dairy Products Division (Argentina) accounts for approximately 40% of this increase. In addition, nearly 45% is attributed to increased sales volumes, while the remainder relates to the increase in our selling price, in accordance with the increase in the cost of milk as raw material.

For the third quarter of fiscal 2005, earnings before interest, income taxes, depreciation, and amortization (EBITDA) closed at $62.4 million, an increase of $8.9 million or 16.6% over the $53.5 million for the corresponding period last year. The EBITDA margin also increased to 10.3%, compared to 9.8% for the third quarter last year. In addition, revenues pertaining to our Argentina activities are beginning to generate more interesting EBITDA margins, although inferior to comparable activities in Canada.

During the course of the quarter ended December 31, 2004, our cheese activities generated higher EBITDA in comparison to last year, resulting from increased sales volumes and the fact that the prior year EBITDA included a rationalization charge of $1.4 million. Contrary to the second quarter of the current fiscal year, international by-product prices had little effect on the EBITDA of the third quarter. The performance of our milk activities in Canada was superior in terms of EBITDA

compared to the same period last year. Their performance was also superior in comparison to the second quarter of the current fiscal year. The positive effects of our rationalization measures are starting to materialize. Our Argentina activities continued to increase their EBITDA in comparison to the second quarter ended September 30, 2004.

Since the beginning of the fiscal year, EBITDA totalled $177.7 million, an increase of $22.0 million or 14.1% from the $155.7 million achieved last year. The majority of this increase is attributable to our cheese activities.

US Dairy Products Sector
Revenues for the US Dairy Products Sector totalled $296.3 million for the quarter ended December 31, 2004, representing a $7.7 million or 2.5% decrease from the $304.0 million posted for the same period one year earlier. This decrease is mainly attributed to the appreciation of the Canadian dollar. Our sales volumes for the quarter remained essentially at the same level compared to the third quarter last year. In comparison to the quarter ended September 30, 2004, sales volumes decreased slightly by approximately 1.2%. Product demand was impacted by two important drops in the selling price per pound of cheese during the months of October and December 2004. The average selling price per pound of cheese in the third quarter was US$0.12 higher compared to the same period last year, generating approximately $14 million in additional revenues. From the beginning of the fiscal year, overall sales volumes have decreased by 1.9%.

Since the beginning of the fiscal year, revenues totalled $1.005 billion, an increase of $89.9 million or 9.8% compared to the same period a year ago. The increased average selling price per pound of cheese added approximately $133 million to revenues, while the appreciation of the Canadian dollar eroded approximately $45 million in revenues.

For the quarter ended December 31, 2004, EBITDA totalled $27.9 million, resulting in a $6.2 million or 18.2% decrease compared to $34.1 million for the same period last year. The third quarter of fiscal 2005 was a volatile period. Although the overall average selling price per pound of cheese was higher this quarter compared to the same period last year, these higher selling prices slightly benefited the EBITDA this quarter by providing a better basis of absorption for our fixed costs. However, a less favourable relationship between the average selling price per pound of cheese and the cost of milk as raw material was observed this quarter compared to the same period last year. With regards to the inventories, overall variations in the average selling price had only a small impact on their realization. These factors combined had a negative impact of approximately $6 million on EBITDA. The appreciation of the Canadian dollar eroded $2.2 million in EBITDA. All these factors offset an increase of $2.0 million in EBITDA created by continued process improvements.

Since the beginning of the fiscal year, EBITDA decreased by approximately $10 million. The appreciation of the Canadian dollar eroded approximately $5 million, while other various market factors created approximately a $15 million shortfall. Taken together, these factors offset an increase of approximately $10 million in EBITDA generated by continued improvements in our manufacturing processes and an increase in selling prices within the retail sector.

New product launches announced last quarter in value-added segments continue to perform as per our expectations. We continue to seek new opportunities in these segments.

Grocery Products Sector
Revenues for the Grocery Products Sector totalled $38.0 million during the third quarter of fiscal 2005, a decrease of $3.5 million or 8.4% compared to the same period last year. As with revenues, sales volumes experienced a 5.4% decrease compared to the same period last year. This decrease is the result of softer product demand in the month of December, combined with a different promotional calendar roll out compared to the same quarter last year. We also took over our distribution network in the Maritimes, which was previously operated by a third party. This transition, although positive, had a slight effect on revenues.

From the beginning of the fiscal year, revenues from the Grocery Products Sector totalled $122.3 million, a decrease of 1.8% compared to the same period last fiscal year.

EBITDA for the Grocery Products Sector stood at $6.1 million, a decrease of $1.3 million compared to the same quarter last year. This decrease is a result of various factors. Firstly, as mentioned in our 2004 annual report, the division has to incur an additional charge of $2.0 million in fiscal 2005 compared to fiscal 2004, relating to pension fund expenses, representing $0.5 million for the third quarter of fiscal 2005. The EBITDA was also affected by the decrease in revenues and by increased manufacturing costs principally related to ingredients.

Since the beginning of fiscal 2005, EBITDA of the Grocery Products Sector decreased by $4.0 million, of which $1.5 million relates to pension costs while the remainder is attributable to additional manufacturing costs relating to ingredients and the cost of launching new products.





Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

February 3, 2005

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and nine-month periods ended December 31, 2004 and 2003 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2004	2003	**2004**	2003
Revenues	**$ 942,235**	$ 892,010	**$ 2,966,244**	$ 2,624,333
Cost of sales, selling and administrative expenses	**845,711**	796,949	**2,661,802**	2,327,725
Earnings before interest, depreciation and income taxes	**96,524**	95,061	**304,442**	296,608
Depreciation of fixed assets	**16,138**	16,252	**49,870**	49,230
Operating income	**80,386**	78,809	**254,572**	247,378
Interest on long-term debt	**6,439**	8,223	**21,713**	26,792
Other interest	**170**	272	**1,063**	703
Earnings before income taxes	**73,777**	70,314	**231,796**	219,883
Income taxes	**15,507**	20,276	**59,368**	65,584
Net earnings	**$ 58,270**	$ 50,038	**$ 172,428**	$ 154,299
Per share (Note 6)				
Net earnings				
Basic	**$ 0.56**	$ 0.48	**$ 1.66**	$ 1.49
Diluted	**$ 0.55**	$ 0.47	**$ 1.63**	$ 1.47

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)
(unaudited)

	2004	2003
Retained earnings, beginning of period	**$ 711,371**	$ 546,667
Net earnings	**172,428**	154,299
Dividends	**(43,791)**	(35,215)
Retained earnings, end of period	**$ 840,008**	$ 665,751

SEGMENTED INFORMATION

(in thousands of dollars)

(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2004	2003	**2004**	2003
Revenues				
Dairy Products				
Canada and Other	**$ 607,924**	$ 546,580	**$ 1,839,042**	$ 1,584,708
United States	**296,267**	303,966	**1,004,872**	915,003
	904,191	850,546	**2,843,914**	2,499,711
Grocery Products	**38,044**	41,464	**122,330**	124,622
	$ 942,235	$ 892,010	**$ 2,966,244**	$ 2,624,333
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 62,447**	53,508	**$ 177,737**	$ 155,718
United States	**27,929**	34,120	**106,507**	116,677
	90,376	87,628	**284,244**	272,395
Grocery Products	**6,148**	7,433	**20,198**	24,213
	$ 96,524	$ 95,061	**$ 304,442**	$ 296,608
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 7,395**	$ 7,156	**$ 22,302**	$ 21,060
United States	**7,453**	7,667	**23,697**	23,882
	14,848	14,823	**45,999**	44,942
Grocery Products	**1,290**	1,429	**3,871**	4,288
	$ 16,138	$ 16,252	**$ 49,870**	$ 49,230
Operating income				
Dairy Products				
Canada and Other	**$ 55,052**	$ 46,352	**$ 155,435**	$ 134,658
United States	**20,476**	26,453	**82,810**	92,795
	75,528	72,805	**238,245**	227,453
Grocery Products	**4,858**	6,004	**16,327**	19,925
	$ 80,386	$ 78,809	**$ 254,572**	$ 247,378
Interest	**6,609**	8,495	**22,776**	27,495
Earnings before income taxes	**73,777**	70,314	**231,796**	219,883
Income taxes	**15,507**	20,276	**59,368**	65,584
Net earnings	**$ 58,270**	$ 50,038	**$ 172,428**	$ 154,299

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2004	2003	**2004**	2003
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 58,270**	$ 50,038	**$ 172,428**	$ 154,299
Items not affecting cash				
Stock based compensation	**1,095**	746	**3,257**	2,240
Depreciation of fixed assets	**16,138**	16,252	**49,870**	49,230
Gain on disposal of fixed assets	**(26)**	-	**(87)**	(151)
Future income taxes	**(1,882)**	4,894	**1,705**	7,377
	73,595	71,930	**227,173**	212,995
Changes in non-cash operating working capital items	**7,741**	(8,633)	**(30,227)**	(514)
	81,336	63,297	**196,946**	212,481
Investing				
Business acquisitions	**-**	(59,760)	**-**	(99,816)
Additions to fixed assets	**(25,294)**	(22,923)	**(59,809)**	(68,955)
Proceeds on disposals of fixed assets	**139**	425	**832**	1,015
Other assets	**(1,191)**	(643)	**(4,678)**	(4,081)
	(26,346)	(82,901)	**(63,655)**	(171,837)
Financing				
Bank loans	**(19,389)**	57,898	**(49,332)**	68,226
Repayment of long-term debt	**(58)**	(27,562)	**(43,953)**	(82,582)
Issuance of share capital for a cash consideration	**1,659**	554	**10,840**	2,297
Employee future benefits	**150**	200	**750**	650
Dividends	**(15,654)**	(12,432)	**(43,791)**	(35,215)
	(33,292)	18,658	**(125,486)**	(46,624)
Increase (decrease) in cash	**21,698**	(946)	**7,805**	(5,980)
Effect of exchange rate changes on cash	**(1,857)**	(948)	**(1,618)**	(3,939)
(Bank overdraft) cash, beginning of period	**(5,780)**	(9,261)	**7,874**	(1,236)
Cash (bank overdraft), end of period	**$ 14,061**	$ (11,155)	**$ 14,061**	$ (11,155)

Supplemental information

Interest paid	**$ 12,322**	$ 14,970	**$ 27,744**	$ 32,906
Income taxes paid	**$ 8,736**	$ 16,701	**$ 32,894**	$ 51,327

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	December 31, 2004 *(unaudited)*	March 31, 2004 *(audited)*
ASSETS		
Current assets		
Cash	**$ 14,061**	$ 7,874
Receivables	**304,400**	287,012
Inventories	**442,428**	420,660
Income taxes	**3,504**	9,348
Future income taxes	**11,301**	14,877
Prepaid expenses and other assets	**6,236**	13,838
	781,930	753,609
Portfolio investment	**53,991**	53,991
Fixed assets (Note 3)	**642,566**	661,183
Goodwill	**506,158**	524,856
Trademarks	**23,935**	26,076
Other assets (Note 4)	**50,791**	46,422
Future income taxes	**3,819**	3,411
	$ 2,063,190	$ 2,069,548
LIABILITIES		
Current liabilities		
Bank loans	**$ 31,210**	$ 82,367
Accounts payable and accrued liabilities	**288,835**	295,124
Income taxes	**43,958**	26,020
Future income taxes	**6,106**	8,927
Current portion of long-term debt	**-**	43,969
	370,109	456,407
Long-term debt	**301,033**	327,942
Employee future benefits	**14,691**	13,941
Future income taxes	**111,883**	114,429
	797,716	912,719
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**480,102**	469,262
Contributed surplus (Note 8)	**7,668**	4,411
Retained earnings	**840,008**	711,371
Foreign currency translation adjustment	**(62,304)**	(28,215)
	1,265,474	1,156,829
	$ 2,063,190	$ 2,069,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 – Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2004.

2 – Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States and Argentina were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States and Argentina. The change in the foreign currency translation account for the period principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2004	2003	**2004**	2003
Foreign exchange gain	**$ 579**	$ 4	**$ 466**	$ 472

3 – Fixed Assets

	December 31, 2004			March 31, 2004		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 31,317**	**$ -**	**$ 31,317**	$ 33,932	$ -	$ 33,932
Buildings	**254,946**	**57,881**	**197,065**	253,394	56,013	197,381
Furniture, machinery and equipment	**691,407**	**287,125**	**404,282**	677,945	258,036	419,909
Rolling stock	**11,126**	**5,227**	**5,899**	10,714	4,375	6,339
Held for sale	**4,003**	**-**	**4,003**	3,622	-	3,622
	$ 992,799	**$ 350,233**	**$ 642,566**	$ 979,607	$ 318,424	$ 661,183

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and Other Dairy Products sector that will be disposed of as a result of certain plant closures.

4 – Other Assets

	December 31, 2004	March 31, 2004
Net accrued pension plan asset	$ 43,797	$ 37,517
Other	6,994	8,905
	$ 50,791	$ 46,422

5 – Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and nine-month periods ended December 31 are as follows:

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2004	2003	2004	2003
Pension plans	$ 2,668	$ 1,726	$ 8,104	$ 5,253
Other benefit plans	416	456	1,327	1,418
	$ 3,084	$ 2,182	$ 9,431	$ 6,671

6 – Earnings per Share

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each period: 104,348,921 shares for the three-month period ended December 31, 2004 (103,595,986 for the corresponding period in 2003), and 104,187,708 shares for the nine-month period ended December 31, 2004 (103,554,115 for the corresponding period in 2003).

Diluted earnings per share for the three-month period ended December 31, 2004 have been calculated using 105,756,330 common shares (104,808,473 in 2003), being the sum of the weighted average number of outstanding shares for the three-month period ended December 31, 2004 of 104,348,921 shares (103,595,986 in 2003) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan of 1,407,409 shares (1,212,487 in 2003).

Diluted earnings per share for the nine-month period ended December 31, 2004 have been calculated using 105,595,117 common shares (104,766,602 in 2003), being the sum of the weighted average number of outstanding shares for the nine-month period ended December 31, 2004 of 104,187,708 shares (103,554,115 in 2003) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan of 1,407,409 shares (1,212,487 in 2003).

7 – Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

7 – Share Capital (cont'd)

	December 31, 2004	March 31, 2004
Issued		
104,417,909 common shares (103,777,730 at March 31, 2004)	**$ 480,102**	$ 469,262

640,179 common shares for an amount of $10,839,620 were issued during the nine-month period ended December 31, 2004 pursuant to the share option plan.

165,742 common shares for an amount of $2,297,157 were issued during the nine-month period ended December 31, 2003 pursuant to the share option plan.

Share Option Plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		December 31, 2004		March 31, 2004	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**89,800**	**$ 8.50**	125,249	$ 8.50
1999	from $16.13 to $18.75	**174,408**	**$ 18.31**	226,180	$ 18.28
2000	$19.70	**293,224**	**$ 19.70**	400,164	$ 19.70
2001	$13.50	**600,284**	**$ 13.50**	793,069	$ 13.50
2002	from $19.00 to $23.00	**836,975**	**$ 19.12**	994,783	$ 19.13
2003	$30.35	**826,557**	**$ 30.35**	891,072	$ 30.35
2004	$22.50	**1,194,438**	**$ 22.51**	1,315,063	$ 22.50
current	$33.05	**918,442**	**$ 33.05**	-	-
		4,934,128	**$ 23.54**	4,745,580	$ 20.96
Options exercisable at the end of the period		**1,888,019**	**$ 19.64**	1,566,785	$ 18.12

Changes in the number of options are as follows:

	December 31, 2004	
	Number of options	**Weighted average exercise price**
Balance at beginning of period	**4,745,580**	**$ 20.96**
Options granted	**984,055**	**$ 33.05**
Options exercised	**(640,179)**	**$ 18.00**
Options cancelled	**(155,328)**	**$ 27.65**
Balance at end of period	**4,934,128**	**$ 23.54**

The Company began prospectively expensing the fair value of stock options granted since April 1, 2002.

7 – Share Capital (cont'd)

The fair value of share purchase options awarded in the current period was estimated at $9.75 per option ($6.31 in 2004), using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2004	March 31, 2004
Risk-free interest rate:	**3.5%**	4.9%
Expected life of options:	**7½ years**	7½ years
Volatility:	**27%**	27%
Dividend rate:	**1.8%**	1.7%

The exercise price of these options is $33.05 ($22.50 for the corresponding period), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,095,000 ($967,000 after income taxes) and $3,257,000 ($2,885,000 after income taxes) for stock options granted during the period was recorded in the statement of earnings for the three-month and nine-month periods ended December 31, 2004 respectively. A compensation expense of $746,000 ($653,000 after income taxes) and $2,240,000 ($1,969,000 after income taxes) for stock options granted during the period was recorded in the statement of earnings for the three-month and nine-month periods ended December 31, 2003 respectively.

The effect of this expense on basic and diluted earnings per share was $0.009 for the three-month period ended December 31, 2004 ($0.006 in 2003) and $0.027 for the nine-month period ended December 31, 2004 ($0.019 in 2003).

8 – Contributed Surplus

	December 31, 2004	Year ended March 31, 2004
Contributed surplus, beginning of period	**$ 4,411**	$ 1,475
Stock based compensation	**3,257**	2,936
Contributed surplus, end of period	**$ 7,668**	$ 4,411

9 – Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.